SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Sanchez Production Partners LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

79971C201

(CUSIP Number)

Antonio R. Sanchez, Jr.

1000 Main Street, Suite 3000

Houston, Texas 77002

(713) 783-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 16, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 79971C201

1	Names of Reporting Persons Antonio R. Sanchez, Jr.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 67,869(1)

	8	Shared Voting Power: 94,126(1)

	9	Sole Dispositive Power: 67,869(1)

	10	Shared Dispositive Power: 94,126(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 161,995(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 3.78%(1)(2)

14	Type of Reporting Person (See Instructions) IN

(1)              As a result of commitments to make all of the Concurrent Distributions (as defined below).

(2)              Calculated based on 4,279,517 Common Units (as defined below) outstanding as of May 13, 2016, as disclosed on the Issuer’s Form 10-Q filed with the Securities Exchange Commission (“SEC”) on May 16, 2016, plus 4,278 Distributed Units (as defined below) to be issued to the Reporting Person.

CUSIP Number 79971C201

1	Names of Reporting Persons Antonio R. Sanchez, III

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 111,873(1)

	8	Shared Voting Power: 35,320(1)

	9	Sole Dispositive Power: 111,873(1)

	10	Shared Dispositive Power: 35,320(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 147,193(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 3.42%(1)(2)

14	Type of Reporting Person (See Instructions) IN

(1)              As a result of commitments to make all of the Concurrent Distributions.

(2)              Calculated based on 4,279,517 Common Units (as defined below) outstanding as of May 13, 2016, as disclosed on the Issuer’s Form 10-Q filed with the SEC on May 16, 2016, plus 27,806 Distributed Units (as defined below) to be issued to the Reporting Person.

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment”) to the Schedule 13D filed on December 11, 2015 (the “Schedule 13D”, and as amended by this Amendment, this “Schedule 13D/A”) with the SEC relates to the common units (the “Common Units”) of Sanchez Production Partners LP, a Delaware limited partnership (“Issuer”). The Schedule 13D is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment. Unless set forth below, all previous Items of the Schedule 13D are unchanged. Capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D. As a result of commitments to make all of the anticipated concurrent distributions disclosed in Items 3 and 5 of this Schedule 13D/A, Antonio R. Sanchez, III (the “New Reporting Person”, or, with Antonio R Sanchez, Jr., a “Reporting Person” or the “Reporting Persons”, as the case may be) and Antonio R. Sanchez, Jr. each beneficially owns less than five percent of the outstanding Common Units of the Issuer. Consequently, this constitutes an “exit filing” for the Reporting Persons.

Item 1. Security and Issuer.

This Schedule 13D/A is being filed by the Reporting Persons pursuant to §240.13d-1(a), with respect to the Common Units.  The principal executive offices of the Reporting Persons are located at 1000 Main Street, Suite 3000, Houston, Texas 77002.

Item 2. Identity and Background.

(a)                                 This Schedule 13D/A relates to the Common Units of the Issuer held by the Reporting Persons.

(b)                                 The address of the principal office for the New Reporting Person is at 1000 Main Street, Suite 3000, Houston, Texas 77002.

(c)                                  The New Reporting Person is the Co-President of SOG and the Chief Executive Officer of Sanchez Energy.

(d) and (e)                                        The New Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   The New Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to the Amended and Restated Shared Services Agreement, by and between Issuer and SP Holdings, LLC, a Delaware limited liability company (“SP Holdings”), dated March 6, 2015, the Issuer has committed to distribute 115,617 Common Units (the “Distributed Units”) to SP Holdings (the “Issuer Distribution”).  SP Holdings has committed to distribute the Distributed Units to SP Capital Holdings, LLC, a Delaware limited liability company (“SP Capital”), for no consideration concurrent with the SP Holdings Distribution (the “SP Holdings Distribution”).  SP Capital has committed to distribute (i) 106,946 of the Distributed Units to its members on a pro rata basis and for no consideration (4,278 Common Units to be distributed to Antonio R. Sanchez, Jr., 27,806 Common Units to be distributed to each of Antonio R. Sanchez, III, Eduardo A. Sanchez and Patricio D. Sanchez, and 19,250 Common Units to be distributed to Ana Lee S. Jacobs) concurrent with the Issuer Distribution and the SP Holdings Distribution (the “SP Capital Member Distribution”), and (ii) the remaining 8,671 Distributed Units to Gerald F. Willinger concurrent with the Issuer Distribution, SP Holdings Distribution and SP Capital Member Distribution (the “SP Capital Willinger Distribution” and, together with the Issuer Distribution, SP Holdings Distribution and SP Capital Distribution, the “Concurrent Distributions”).  The Concurrent Distributions are anticipated to occur concurrently on or before June 1, 2016.

Item 4. Purpose of Transaction.

Each Reporting Person acquired the securities reported in this Schedule 13D/A solely for investment purposes. Each Reporting Person may make additional purchases or dispositions of Issuer’s securities either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for Issuer’s securities, general economic conditions, stock market conditions and other future developments.

Each Reporting Person does not have, as of the date of this Schedule 13D/A, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of this Schedule 13D/A. Each Reporting Person may change his plans or proposals in the future. In determining from time to time whether to sell or dispose the Common Units reported as beneficially owned in this Schedule 13D/A (and in what amounts) or to retain such Common Units, each Reporting Person will take into consideration such factors as he deems relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Person. Each Reporting Person reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of his holdings of securities of the Issuer or to change his intention with respect to any or all of the matters referred to in this Item 4.

Depending on these factors, and other factors that may arise in the future, each Reporting Person may be involved in such matters and, depending on the facts and circumstances at such time and subject to applicable law, may formulate a plan with respect to such matters. In addition, each Reporting Person may from time to time hold discussions with or make proposals to management of the Issuer, the board of directors of the Issuer, to other unitholders of the Issuer or to third parties regarding such matters.

The information set forth in this Item 4 is subject to change, and there can be no assurances that the matters described in this Item 4 will occur or that each Reporting Person will or will not take, or cause to be taken, any of the actions described above or any similar actions.

Item 5. Interest in Securities of the Issuer.

(a) and (b)                                       The information set forth on the cover pages and in Item 3 of this Schedule 13D/A is incorporated into this Item 5 by Reference. As a result of commitments to make all of the anticipated Concurrent Distributions, Antonio R. Sanchez, Jr. will be the sole record owner of 67,869 Common Units and Antonio R. Sanchez, III will be the sole record owner of 111,873 Common Units.

As a result of commitments to make all of the anticipated Concurrent Distributions, SP Holdings and SP Capital will be the sole record holder of no Common Units.  SP Capital is the sole member of SP Holdings and SP Capital is managed by the Reporting Persons and other members of the Sanchez family.  Thus, the Reporting Persons may be deemed to share voting and dispositive power over the Common Units held by SP Holdings and SP Capital.  Each Reporting Person disclaims beneficial ownership of the Common Units held by SP Holdings and SP Capital except to the extent of such Reporting Person’s pecuniary interests therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the Common Units held by SP Holdings or SP Capital for purposes of Section 16 or any other purpose.

SOG is the sole record owner of 35,320 Common Units, or 0.8% of a total of 4,279,517 Common Units issued and outstanding. SOG is managed by the Reporting Persons and other members of the Sanchez family. Thus, the Reporting Persons may be deemed to share voting and dispositive power over the Common Units held by SOG. Each Reporting Person disclaims beneficial ownership of the Common Units held by SOG except to the extent of such Reporting Person’s pecuniary interests therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the Common Units held by SOG for purposes of Section 16 or for any other purpose.

1988 Trust #12 (“Trust 12”) is the sole record owner of 19,602 Common Units, or 0.5% of a total of 4,279,517 Common Units issued and outstanding. Antonio R. Sanchez, Jr. is a co-trustee of Trust 12. Thus, Antonio R. Sanchez, Jr. may be deemed to share voting and dispositive power over the Common Units held by Trust 12 with the co-trustee and beneficiary named in this Schedule 13D/A.

1988 Trust #13 (“Trust 13”) is the sole record owner of 19,602 Common Units, or 0.5% of a total of 4,279,517 Common Units issued and outstanding. Antonio R. Sanchez, Jr. is a co-trustee of Trust 13. Thus, Antonio R. Sanchez, Jr. may be deemed to share voting and dispositive power over the Common Units held by Trust 13 with the co-trustee and beneficiary named in this Schedule 13D/A.

1988 Trust #13 (“Trust 14”, and together with Trust 12 and Trust 13, the “Trusts”) is the sole record owner of 19,602 Common Units, or 0.5% of a total of 4,279,517 Common Units issued and outstanding. Antonio R. Sanchez, Jr. is a co-trustee of Trust 14. Thus, Antonio R. Sanchez, Jr. may be deemed to share voting and dispositive power over the Common Units held by Trust 14 with the co-trustee and beneficiary named in this Schedule 13D/A.

Antonio R. Sanchez, Jr. disclaims beneficial ownership of the Common Units held by the Trusts except to the extent of his pecuniary interests therein, and this report shall not be deemed an admission that Antonio R. Sanchez, Jr. is the beneficial owner of the Common Units held by the Trusts for purposes of Section 16 or for any other purpose.

(c)                                  On April 20, 2016, the Reporting Persons, Eduardo A. Sanchez and Patricio D. Sanchez were each granted sole record ownership of 9,661 Common Units pursuant to the Issuer’s Long-Term Incentive Plan.  Except as set forth in this Schedule 13D/A, there have been no other reportable transactions with respect to the Common Units within the last 60 days by either Reporting Person or the co-trustees of the Trusts.

(d)                                 Except as set forth in this Schedule 13D/A, no other person is known by either Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Person or the co-trustees of the Trusts.

(e)                                  The Reporting Persons have each most recently ceased to be a beneficial owner of more than five percent of the Common Units as of May 16, 2016.  Accordingly, this Amendment constitutes an exit filing for each Reporting Person.

Item 7. Material to Be Filed as Exhibits.

Exhibit A	Joint Filing Agreement dated May 25, 2016.

Exhibit B

Sanchez Production Partners LP Long-Term Incentive Plan (incorporated herein by reference to Exhibit C to the Registration Statement on Form S-4 filed by Constellation Energy Partners LLC on January 26, 2015, File No. 333-198440).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2016

/s/ A.R. Sanchez, Jr.
A. R. Sanchez, Jr.

/s/ Antonio R. Sanchez, III
Antonio R. Sanchez, III